SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)*

                       Mediware Information Services, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.10
                         (Title of Class of Securities)

                                    584946107
                                 (CUSIP Number)

                                Lawrence Auriana
                        143 East 45th Street, 43rd Floor
                            New York, New York 10012
                                 (212) 922-2999
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 17, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13(d)-1(f) or 13d-1(g), check the following box: |-|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                  (Page 1 of 5)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  584946107


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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Lawrence Auriana
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)  |_|
                                                                  (b)  |X|
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*

     PF
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       |_|
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER                                             1,047,794
8.   SHARED VOTING POWER                                               0
9.   SOLE DISPOSITIVE POWER                                        1,047,794
10.  SHARED DISPOSITIVE POWER                                          0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,047,794
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

     14.9%
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14.      TYPE OF REPORTING PERSON

         IN

                      *SEE INSTRUCTIONS BEFORE FILING OUT!

This Amendment No. 2 to the Schedule 13D is being filed on behalf of Lawrence Auriana (the Reporting Person) to report a change in the nature of his beneficial ownership of shares of Common Stock of Mediware Information Systems, Inc. (the "Company"). Such change arises from the exercise of warrants to purchase shares of Common Stock. After such exercise the Reporting Person will beneficially own 14.9% of the Common Stock computed under the Commission's Rule 13d-3(d)(1).


Item 1.  Security and Issuer

         No change.


Item 2.  Identity and Background

         No change.


Item 3.  Source and Amount of Funds or Other Consideration

         Of the 1,047,794 shares of Common Stock that the Reporting Person is deemed to beneficially own, 7,517 shares were granted to the Reporting Person in consideration for services rendered in fiscal years 1998 and 1999 as Chairman of the Board of the Company. Fiscal year 2000 compensation to be paid in shares will depend on specified average market prices during the year. 52,000 shares may be acquired upon the exercise of options granted to the Reporting Person in consideration for services rendered in previous fiscal years as a director and Chairman of the Board of the Company. The warrants to purchase 674,695 shares were issued to the Reporting Person in connection with the fiscal 1994-1995 bridge financings. 10,000 shares were acquired in the open market in April 1997 with the Reporting Person's personal funds. The exercise price for the exercise of the options and warrants described in Item 5 was paid from personal funds.


Item 4.  Purpose of Transaction

         No change.


Item 5.  Interest in Securities of the Issuer

          (a) As of December 17, 1999, the Reporting Person beneficially owned 1,047,794 shares of Common Stock of the Company (computed as provided in Rule 13d-3(d)(1) and including 52,000 shares which the Reporting Person has a right to acquire). On a percentage basis, the Reporting Person's ownership of the shares represents the ownership of 14.9% of the shares of Common Stock of the Company. The percentage calculation herein is based upon the number of shares of Common Stock outstanding on June 30, 1999 (adjusted to reflect the exercise of warrants and options by the Reporting

     Person), plus, as provided in Rule 13d-3(d)(1), the number of shares not outstanding which are subject to the option and warrant exercise privileges of the Reporting Person.

          (b) The Reporting Person has sole voting power and sole disposition power over all of such shares.

          (c) On November 22, 1999 the Reporting Person exercised options to purchase 15,000 shares of Common Stock at a price of $5.25 per share. On December 17, 1999, the Reporting Person exercised warrants to purchase 545,000 shares at a price of $.50 per share and warrants to purchase 129,695 shares at a price of $1.25 per share. The Reporting Person has not effected any other transactions with respect to the Common Stock during the past sixty days.

          (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

          (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          No change.


Item 7. Material to be Filed as Exhibits

          No change.


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


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 23, 1999


                                                           /s/ Lawrence Auriana
                                                           --------------------
                                                                 Signature


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